99

82-1571

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR D M C MICHELS (A DIRECTOR OF THE COMPANY) THAT ON 1 AUGUST 2005 HE PURCHASED 2,000 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 189.96P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE HILTON GROUP 1983 SAVINGS RELATED SHARE OPTION SCHEME.

FOLLOWING THIS TRANSACTION, MR MICHELS IS BENEFICIALLY INTERESTED IN 316,251 SHARES AND HOLDS NO OPTIONS UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME.

05010398

SUPPL

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

B

SEC MAIL RECEIVED PROCESSING SECTION
AUG 11 2005
WASH. D.C. 199

dlw 8/12

Hilton Group plc

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO SECTION 198 COMPANIES ACT 1985, THAT ITS INTEREST ON 25 JULY 2005 HAD INCREASED TO 56,172,075 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 3.50% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-

	SHARES
BARCLAYS TRUST CO & OTHERS	55
BARCLAYS TRUST CO AS EXEC/ADM	1,859
BARCLAYS TRUST CO DMC69	22,000
BARCLAYS TRUST CO E99	2,508
BARCLAYS TRUST CO R69	36,429
CHASE NOMINEES LTD A/C 16376	881,756
CHASE NOMINEES LTD A/C 21359	76,813
CLYDESDALE NOMINEES HGB0125 A/C 00324492	22,912
CLYDESDALE NOMINEES HGB0125 A/C 00594414	13,000
CLYDESDALE NOMINEES HGB0125 A/C 00596123	2,998
CLYDESDALE NOMINEES HGB0125 A/C 00597324	5,968
CLYDESDALE NOMINEES HGB0125 A/C 00692386	9,002
CLYDESDALE NOMINEES HGB0125 A/C 00693900	4,140

SEC MAIL RECEIVED PROCESSING
AUG 11 2005
199 SECTION
WASH. D.C.

CLYDESDALE NOMINEES HGB0125 A/C 00697663	12,153
CLYDESDALE NOMINEES HGB0125 A/C 01200114	9,770
CLYDESDALE NOMINEES HGB0125 A/C 03105901	1,898
CLYDESDALE NOMINEES HGB0225 A/C 00222649	1,906
CLYDESDALE NOMINEES HGB0225 A/C 00597278	18,137
CLYDESDALE NOMINEES HGB0225 A/C 00673551	1,222
CLYDESDALE NOMINEES HGB0225 A/C 00870934	8,150
CLYDESDALE NOMINEES HGB0325 A/C 00870934	2,850
GERRARD NOMINEES LIMITED ER1	95,015
GREIG MIDDLETON LIMITED GM1	846,441
GREIG MIDDLETON LIMITED GM3	522,000
INVESTORS BANK AND TRUST CO	240,566
INVESTORS BANK AND TRUST CO	1,841,845
INVESTORS BANK AND TRUST CO	852,868
INVESTORS BANK AND TRUST CO	7,996,563
INVESTORS BANK AND TRUST CO	84,987
INVESTORS BANK AND TRUST CO	359,618
INVESTORS BANK AND TRUST CO	16,468
INVESTORS BANK AND TRUST CO	301,340
INVESTORS BANK AND TRUST CO	45,149
INVESTORS BANK AND TRUST CO	23,591
INVESTORS BANK AND TRUST CO	3,886,982
INVESTORS BANK AND TRUST CO	309,790
JP MORGAN (BGI CUSTODY) A/C 16331	481,595
JP MORGAN (BGI CUSTODY) A/C 16338	95,468
JP MORGAN (BGI CUSTODY) A/C 16341	870,446
JP MORGAN (BGI CUSTODY) A/C 16342	193,862

JP MORGAN (BGI CUSTODY) A/C 16400	16,607,136
JP MORGAN (BGI CUSTODY) A/C 17011	25,575
JP MORGAN (BGI CUSTODY) A/C 18409	1,170,486
JPMORGAN CHASE BANK	272,188
JPMORGAN CHASE BANK	16,902
JPMORGAN CHASE BANK	175,886
JPMORGAN CHASE BANK	38,884
JPMORGAN CHASE BANK	1,505
JPMORGAN CHASE BANK	38,104
JPMORGAN CHASE BANK	102,649
JPMORGAN CHASE BANK	286,993
JPMORGAN CHASE BANK	210,102
JPMORGAN CHASE BANK	221,705
JPMORGAN CHASE BANK	168,230
JPMORGAN CHASE BANK	26,496
JPMORGAN CHASE BANK	15,235
JPMORGAN CHASE BANK	13,262
JPMORGAN CHASE BANK	66,718
JPMORGAN CHASE BANK	835,312
JPMORGAN CHASE BANK	17,988
JPMORGAN CHASE BANK	201,759
JPMORGAN CHASE BANK	42,802
JPMORGAN CHASE BANK	48,894
MASTER TRUST BANK	186,217
MELLON TRUST – BOSTON & SF	216,728
MITSUBISHI TRUST INTERNATIONAL	10,824
MITSUBISHI TRUST INTERNATIONAL	121,555

R C GREIG NOMINEES LIMITED A/C RC1	6,019,308
R C GREIG NOMINEES LIMITED A/C AK1	2,688,857
R C GREIG NOMINEES LIMITED A/C BL1	762,889
R C GREIG NOMINEES LIMITED A/C CM1	570,973
R C GREIG NOMINEES LIMITED A/C GP1	733,256
R C GREIG NOMINEES LIMITED A/C SA1	528,528
REFLEX NOMINEES LIMITED	12,606
STATE STREET	26,886
STATE STREET BOSTON	1,033,056
STATE STREET BOSTON	136,562
SUMITOMO TB	68,477
ZEBAN NOMINEES LIMITED	2,250,422
TOTAL	56,172,075